Filed by Diamondback Energy, Inc. Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended Subject Company: Rattler Midstream LP Commission File No.: 001-38919 Date: August 1, 2022 DIAMONDBACK ENERGY, INC. ANNOUNCES SECOND QUARTER 2022 FINANCIAL AND OPERATING RESULTS; INCREASES SHARE REPURCHASE AUTHORIZATION TO $4 BILLION Midland, TX (August 1, 2022) - Diamondback Energy, Inc. (NASDAQ: FANG) (“Diamondback” or the “Company”) today announced financial and operating results for the second quarter ended June 30, 2022. SECOND QUARTER 2022 HIGHLIGHTS • Average production of 221.1 MBO/d (380.5 MBOE/d) • Cash flow from operating activities of $1.7 billion; Operating Cash Flow Before Working Capital Changes (as defined and reconciled below) of $1.8 billion • Cash capital expenditures of $468 million • Free Cash Flow (as defined and reconciled below) of $1.3 billion • As previously announced, increasing annual base dividend by 7% to $3.00 per share; declared Q2 2022 base cash dividend of $0.75 per share payable on August 23, 2022; implies a 2.3% annualized yield based on July 29, 2022 closing share price of $128.02 • Announcing a variable cash dividend of $2.30 per share payable on August 23, 2022; total base-plus- variable dividend of $3.05 per share implies a 9.5% annualized yield based on July 29, 2022 closing share price of $128.02 • Repurchased 2,368,816 shares of common stock in Q2 2022 for $303 million (at a weighted average price of $127.61/share); repurchased 1,761,363 shares of common stock to date in Q3 2022 for $200 million (at a weighted average price of $113.70/share) • Total Q2 2022 return of capital of $837 million; represents 63% of Q2 2022 Free Cash Flow (as defined and reconciled below) from stock repurchases and the declared base-plus-variable dividend • Board approved a $2.0 billion increase to share repurchase program authorization to $4.0 billion from $2.0 billion previously • As previously announced, increasing quarterly return of capital commitment to at least 75% of Free Cash Flow beginning in Q3 2022; up from at least 50% of Free Cash Flow • Repurchased ~$337 million in aggregate principal amount across multiple tranches of Diamondback's Senior Notes at an average cost of 95.5% of par (~$322 million) • In July 2022, paid off $20 million in legacy Energen notes due July 2022 and called $25 million in QEP notes due October 2022 at par, removing all 2022 debt maturities • Rattler Midstream LP buy-in transaction expected to close in late August 2022

"Diamondback continued to build on its execution track record in the second quarter. The Company generated a record $1.3 billion in Free Cash Flow, exceeding last quarter's prior Company record by 35%. We used the cash to reduce our net debt by 5% quarter over quarter, pay a total dividend of $3.05 per share and buy back over 2.3 million shares," stated Travis Stice, Chairman and Chief Executive Officer of Diamondback. "We continue to focus on operational excellence and cost control in this inflationary operating environment, working to mitigate and offset the persistent inflationary pressures we are seeing across our business. Diamondback has a strong track record of cost control, and we expect to continue to improve on this track record in the coming quarters."

Mr. Stice continued, "Beginning this quarter, we have committed to return a minimum of 75% of our Free Cash Flow to stockholders, which places Diamondback's cash returns framework at the forefront of the industry. We believe this combination of execution, cost control and cash returns presents a differentiated value proposition to our stockholders that is not reflected in today's equity value, which is why our Board approved a $2.0 billion increase to our share repurchase authorization to $4.0 billion."

OPERATIONS UPDATE

The tables below provide a summary of operating activity for the second quarter of 2022.

Total Activity (Gross Operated):

	Number of Wells Drilled	Number of Wells Completed
Midland Basin	43	56
Delaware Basin	9	6
Total	52	62

Total Activity (Net Operated):

	Number of Wells Drilled	Number of Wells Completed
Midland Basin	39	52
Delaware Basin	9	6
Total	48	58

During the second quarter of 2022, Diamondback drilled 43 gross horizontal wells in the Midland Basin and nine gross horizontal wells in the Delaware Basin. The Company turned 56 operated horizontal wells to production in the Midland Basin and six operated horizontal wells to production in the Delaware Basin. The average lateral length for the wells completed during the second quarter was 10,444 feet. Operated completions during the second quarter consisted of 20 Wolfcamp A wells, 15 Lower Spraberry wells, 13 Wolfcamp B wells, seven Jo Mill wells, five Middle Spraberry wells and two Second Bone Spring wells.

In the first half of 2022, Diamondback drilled 90 gross horizontal wells in the Midland Basin and 23 gross horizontal wells in the Delaware Basin. The Company turned 110 operated horizontal wells to production in the Midland Basin and 21 operated horizontal wells to production in the Delaware Basin. The average lateral length for wells completed during the first six months of 2022 was 10,030 feet, and consisted of 35 Wolfcamp A wells, 34 Lower Spraberry wells, 19 Jo Mill wells, 19 Wolfcamp B wells, 14 Middle Spraberry wells, eight Second Bone Spring wells, one Third Bone Spring well and one Barnett well.

FINANCIAL UPDATE Diamondback's second quarter 2022 net income was $1.4 billion, or $7.93 per diluted share. Adjusted net income (as defined and reconciled below) was $1.3 billion, or $7.07 per diluted share. Second quarter 2022 cash flow from operating activities was $1.7 billion. Through the first half of 2022, Diamondback's cash flow from operating activities was $3.0 billion. During the second quarter of 2022, Diamondback spent $407 million on operated and non-operated drilling and completions, $38 million on infrastructure and $23 million on midstream, for total cash capital expenditures of $468 million. Activity-based capital expenditures for the second quarter of 2022 were approximately $517 million. During the first half of 2022, Diamondback has spent $781 million on operated and non-operated drilling and completions, $82 million on infrastructure and $42 million on midstream, for total cash capital expenditures of $905 million. Second quarter 2022 Consolidated Adjusted EBITDA (as defined and reconciled below) was $2.1 billion. Adjusted EBITDA net of non-controlling interest (as defined and reconciled below) was $2.0 billion. Diamondback's second quarter 2022 Free Cash Flow was $1.3 billion. Through June 30, 2022, Diamondback's Free Cash Flow was $2.3 billion. Second quarter 2022 average unhedged realized prices were $108.80 per barrel of oil, $6.15 per Mcf of natural gas and $40.69 per barrel of natural gas liquids ("NGLs"), resulting in a total equivalent unhedged realized price of $79.49 per BOE. Diamondback's cash operating costs for the second quarter of 2022 were $12.24 per BOE, including lease operating expenses ("LOE") of $4.59 per BOE, cash general and administrative ("G&A") expenses of $0.75 per BOE, production and ad valorem taxes of $5.14 per BOE and gathering and transportation expenses of $1.76 per BOE. As of June 30, 2022, Diamondback had $21 million in standalone cash and $33 million of borrowings outstanding under its revolving credit facility, with approximately $1.6 billion available for future borrowing under the facility and approximately $1.6 billion of total liquidity. DIVIDEND DECLARATIONS Diamondback announced today that the Company's Board of Directors declared a base cash dividend of $0.75 per common share for the second quarter of 2022 payable on August 23, 2022, to stockholders of record at the close of business on August 16, 2022. The Company's Board of Directors also declared a variable cash dividend of $2.30 per common share for the second quarter of 2022 payable on August 23, 2022, to stockholders of record at the close of business on August 16, 2022. Future base and variable dividends remain subject to review and approval at the discretion of the Company's Board of Directors.

COMMON STOCK REPURCHASE PROGRAM On September 15, 2021 the Board of Directors of Diamondback authorized the Company to acquire up to $2.0 billion of common stock. On July 28, 2022, Diamondback's Board of Directors approved increasing total authorized common stock repurchases to $4.0 billion. To date, Diamondback has repurchased 8,314,701 shares of common stock at an average share price of $113.07 for a total cost of approximately $940 million. Diamondback intends to purchase common stock under the common stock repurchase program opportunistically with cash on hand, free cash flow from operations and proceeds from potential liquidity events such as the sale of assets. This repurchase program has no time limit and may be suspended from time to time, modified, extended or discontinued by the Board at any time. Purchases under the repurchase program may be made from time to time in privately negotiated transactions or open market transactions in compliance with Rule 10b-18 under the Securities Exchange Act of 1934, as amended, and will be subject to market conditions, applicable legal requirements and other factors. Any common stock purchased as part of this program will be retired.

FULL YEAR 2022 GUIDANCE

Below is Diamondback's guidance for the full year 2022, which includes third quarter production, cash tax and capital guidance. Diamondback is raising the midpoints of both total and oil net production for the year due to the production outperformance seen year-to-date as well as the Company's confidence in its forward outlook. Diamondback is also increasing its lease operating expense guidance for the year primarily due to the realized and expected increase in the cost of power in Texas.

	2022 Guidance Diamondback Energy, Inc.	**2022 Guidance Viper Energy Partners LP**
Total net production – MBOE/d	374 - 380	32.50 - 33.75
Oil production – MBO/d	220 - 222	19.00 - 19.75
Q3 2022 oil production - MBO/d (total - MBOE/d)	218 - 222 (370 - 378)	
Unit costs ($/BOE)		
Lease operating expenses, including workovers	$4.50 - $5.00	
G&A		
Cash G&A	$0.65 - $0.80	$0.60 - $0.80
Non-cash equity-based compensation	$0.40 - $0.50	$0.10 - $0.20
DD&A	$8.75 - $9.75	$9.75 - $10.75
Interest expense (net of interest income)	$1.10 - $1.30	$3.25 - $3.75
Gathering and transportation	$1.70 - $1.80	
Production and ad valorem taxes (% of revenue)[(a)]	7% - 8%	7%
Corporate tax rate (% of pre-tax income)	23%	
Cash tax rate (% of pre-tax income)	10% - 15%	13% - 18%
Q3 2022 Cash taxes ($ - million)	$195 - $225	$6 - $10
Capital Budget ($ - million)		
Drilling, completion, capital workovers, and non-operated properties	$1,630 - $1,670	
Midstream (ex. equity method investments)	$80 - $100	
Infrastructure and environmental	$110 - $130	
2022 Capital expenditures	**$1,820 - $1,900**	
Q3 2022 Capital expenditures	$470 - $510	
Gross horizontal wells drilled (net)	270 - 290 (248 - 267)	
Gross horizontal wells completed (net)	260 - 280 (240 - 258)	
Average lateral length (Ft.)	~10,200'	
Midland Basin well costs per lateral foot	~$580	
Delaware Basin well costs per lateral foot	~$780	
Midland Basin net lateral feet (%)	~80%	
Delaware Basin net lateral feet (%)	~20%	

(a) Includes production taxes of 4.6% for crude oil and 7.5% for natural gas and NGLs and ad valorem taxes.

CONFERENCE CALL Diamondback will host a conference call and webcast for investors and analysts to discuss its results for the second quarter of 2022 on Tuesday, August 2, 2022 at 9:00 a.m. CT. Access to the live audio-only webcast, and replay which will be available following the call, may be found here. The live webcast of the earnings conference call will also be available via Diamondback’s website at www.diamondbackenergy.com under the “Investor Relations” section of the site. About Diamondback Energy, Inc. Diamondback is an independent oil and natural gas company headquartered in Midland, Texas focused on the acquisition, development, exploration and exploitation of unconventional, onshore oil and natural gas reserves primarily in the Permian Basin in West Texas. For more information, please visit www.diamondbackenergy.com. Forward-Looking Statements This news release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act, which involve risks, uncertainties, and assumptions. All statements, other than statements of historical fact, including statements regarding Diamondback’s: future performance; business strategy; future operations (including drilling plans and capital plans); estimates and projections of revenues, losses, costs, expenses, returns, cash flow, and financial position; reserve estimates and its ability to replace or increase reserves; anticipated benefits of strategic transactions (including acquisitions and divestitures); and plans and objectives of management (including plans for future cash flow from operations and for executing environmental strategies) are forward- looking statements. When used in this news release, the words “aim,” “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “model,” “outlook,” “plan,” “positioned,” “potential,” “predict,” “project,” “seek,” “should,” “target,” “will,” “would,” and similar expressions (including the negative of such terms) as they relate to Diamondback are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. Although Diamondback believes that the expectations and assumptions reflected in its forward- looking statements are reasonable as and when made, they involve risks and uncertainties that are difficult to predict and, in many cases, beyond Diamondback’s control. Accordingly, forward-looking statements are not guarantees of future performance and Diamondback’s actual outcomes could differ materially from what Diamondback has expressed in its forward-looking statements. Factors that could cause the outcomes to differ materially include (but are not limited to) the following: changes in supply and demand levels for oil, natural gas, and natural gas liquids, and the resulting impact on the price for those commodities; the impact of public health crises, including epidemic or pandemic diseases such as the COVID-19 pandemic, and any related company or government policies or actions; actions taken by the members of OPEC and Russia affecting the production and pricing of oil, as well as other domestic and global political, economic, or diplomatic developments, including any impact of the ongoing war in Ukraine on the global energy markets and geopolitical stability; inflationary pressures; rising interest rates and their impact on the cost of capital; regional supply and demand factors, including delays, curtailment delays or interruptions of production, or governmental orders, rules or regulations that impose production limits; federal and state legislative and regulatory initiatives relating to hydraulic fracturing, including the effect of existing and future laws and governmental regulations; transition risks relating to climate change and the risks and other factors disclosed in Diamondback’s filings with the Securities and Exchange Commission, including its Forms 10-K, 10-Q and 8-K, which can be obtained free of charge on the Securities and Exchange Commission’s web site at http://www.sec.gov.

In light of these factors, the events anticipated by Diamondback’s forward-looking statements may not occur at the time anticipated or at all. Moreover, Diamondback operates in a very competitive and rapidly changing environment and new risks emerge from time to time. Diamondback cannot predict all risks, nor can it assess the impact of all factors on its business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those anticipated by any forward-looking statements it may make. Accordingly, you should not place undue reliance on any forward-looking statements made in this news release. All forward-looking statements speak only as of the date of this news release or, if earlier, as of the date they were made. Diamondback does not intend to, and disclaims any obligation to, update or revise any forward-looking statements unless required by applicable law. Important Information for Investors; Additional Information and Where to Find It This communication is for information purposes only does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document in any jurisdiction in contravention of applicable law. In connection with the pending merger, Diamondback has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, as amended, that includes an information statement that also constitutes a prospectus of Diamondback. Diamondback’s registration statement on Form S-4, as amended, was declared effective by the SEC on July 28, 2022, and Diamondback’s Rule 424(b)(3) prospectus and Rattler’s information statement were filed with the SEC on the same date. Each of Diamondback and Rattler have also filed other relevant documents with the SEC regarding the pending merger. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. INVESTORS AND SECURITY HOLDERS OF DIAMONDBACK AND RATTLER ARE URGED TO READ THE REGISTRATION STATEMENT, INFORMATION STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT HAVE BEEN FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PENDING MERGER. Investors and security holders are able to obtain free copies of these documents and other documents containing important information about Diamondback and Rattler through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Diamondback are available free of charge on Diamondback’s website at https://www.diamondbackenergy.com under the tab “Investors” and then under the heading “Financial Information.” Copies of the documents filed with the SEC by Rattler are available free of charge on Rattler’s website at https://www.rattlermidstream.com under the tab “Investors” and then under the heading “Financial Information.” Participants in the Solicitation Diamondback, Rattler, the directors and executive officers of Diamondback and the general partner of Rattler, as applicable, and certain other persons may be deemed to be participants in the solicitation of proxies and consents in respect of the pending merger. Information regarding the directors and executive officers of Diamondback is available in its definitive proxy statement for its 2022 annual meeting, filed with the SEC on April 28, 2022, and in Diamondback’s annual report on Form 10-K for the fiscal year ended December 31, 2021, filed with the SEC on February 24, 2022. Information regarding the directors and executive officers of the general partner of Rattler is available in Rattler’s annual report on Form 10-K for the fiscal year ended December 31, 2021 filed with the SEC on February 24, 2022. Other information regarding the participants in the solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the information statement/prospectus and other relevant materials filed with the SEC. Investors should read the information statement/prospectus carefully before making any investment decisions. You may obtain free copies of these documents from Diamondback or Rattler using the sources indicated above.

Diamondback Energy, Inc.
Condensed Consolidated Balance Sheets
(unaudited, in millions, except share amounts)

	June 30, 2022	December 31, 2021
Assets		
Current assets:		
Cash and cash equivalents	$ 43	$ 654
Restricted cash	16	18
Accounts receivable:		
Joint interest and other, net	76	72
Oil and natural gas sales, net	961	598
Inventories	65	62
Derivative instruments	17	13
Income tax receivable	—	1
Prepaid expenses and other current assets	23	28
Total current assets	1,201	1,446
Property and equipment:		
Oil and natural gas properties, full cost method of accounting ($8,097 million and $8,496 million excluded from amortization at June 30, 2022 and December 31, 2021, respectively)	34,200	32,914
Midstream assets	1,139	1,076
Other property, equipment and land	190	174
Accumulated depletion, depreciation, amortization and impairment	(14,160)	(13,545)
Property and equipment, net	21,369	20,619
Funds held in escrow	—	12
Equity method investments	660	613
Derivative instruments	33	4
Deferred income taxes, net	33	40
Investment in real estate, net	87	88
Other assets	65	76
Total assets	$ 23,448	$ 22,898
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable - trade	$ 62	$ 36
Accrued capital expenditures	323	295
Current maturities of long-term debt	55	45
Other accrued liabilities	420	419
Revenues and royalties payable	615	452
Derivative instruments	162	174
Deferred income taxes	3	17
Total current liabilities	1,640	1,438
Long-term debt	5,401	6,642
Derivative instruments	123	29
Asset retirement obligations	260	166
Deferred income taxes	1,600	1,338
Other long-term liabilities	34	40
Total liabilities	9,058	9,653
Stockholders' equity:		
Common stock, $0.01 par value; 400,000,000 shares authorized; 175,201,453 and 177,551,347 shares issued and outstanding at June 30, 2022 and December 31, 2021, respectively	2	2
Additional paid-in capital	13,772	14,084
Retained earnings (accumulated deficit)	(458)	(1,998)
Total Diamondback Energy, Inc. stockholders' equity	13,316	12,088
Non-controlling interest	1,074	1,157
Total equity	14,390	13,245
Total liabilities and equity	$ 23,448	$ 22,898

Diamondback Energy, Inc.
Condensed Consolidated Statements of Operations
(unaudited, $ in millions except per share data, shares in thousands)

	Three Months Ended June 30, 2022	Three Months Ended June 30, 2021	Six Months Ended June 30, 2022	Six Months Ended June 30, 2021
Revenues:				
Oil, natural gas and natural gas liquid sales	$ 2,752	$ 1,667	$ 5,141	$ 2,839
Midstream services	14	12	31	23
Other operating income	2	2	4	3
Total revenues	2,768	1,681	5,176	2,865
Costs and expenses:				
Lease operating expenses	159	157	308	259
Production and ad valorem taxes	178	105	339	180
Gathering and transportation	61	56	120	87
Midstream services expenses	23	23	45	51
Depreciation, depletion, amortization and accretion	330	341	643	614
General and administrative expenses	39	36	75	61
Merger and integration expense	—	2	—	77
Other operating expenses	—	6	8	10
Total costs and expenses	790	726	1,538	1,339
Income (loss) from operations	1,978	955	3,638	1,526
Other income (expense):				
Interest expense, net	(39)	(57)	(79)	(113)
Other income (expense), net	1	(7)	2	(6)
Gain (loss) on derivative instruments, net	(101)	(497)	(653)	(661)
Gain (loss) on sale of equity method investments	—	23	—	23
Gain (loss) on extinguishment of debt	(4)	—	(58)	(61)
Income (loss) from equity investments	28	5	37	2
Total other income (expense), net	(115)	(533)	(751)	(816)
Income (loss) before income taxes	1,863	422	2,887	710
Provision for (benefit from) income taxes	402	94	623	159
Net income (loss)	1,461	328	2,264	551
Net income (loss) attributable to non-controlling interest	45	17	69	20
Net income (loss) attributable to Diamondback Energy, Inc.	$ 1,416	$ 311	$ 2,195	$ 531
Earnings (loss) per common share:				
Basic	$ 7.95	$ 1.70	$ 12.30	$ 3.05
Diluted	$ 7.93	$ 1.70	$ 12.28	$ 3.04
Weighted average common shares outstanding:				
Basic	176,570	181,009	177,064	172,636
Diluted	176,876	181,199	177,380	172,806
Dividends declared per share	$ 3.05	$ 0.45	$ 6.10	$ 0.85

Diamondback Energy, Inc.
Consolidated Statements of Cash Flows
(unaudited, in millions)

	Three Months Ended June 30,		Six Months Ended June 30,	
	2022	2021	2022	2021
Cash flows from operating activities:				
Net income (loss)	$ 1,461	$ 328	$ 2,264	$ 551
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:				
Provision for (benefit from) deferred income taxes	184	91	273	155
Depreciation, depletion, amortization and accretion	330	341	643	614
(Gain) loss on extinguishment of debt	4	—	58	61
(Gain) loss on derivative instruments, net	101	497	653	661
Cash received (paid) on settlement of derivative instruments	(300)	(306)	(720)	(484)
(Income) loss from equity investment	(28)	(5)	(37)	(2)
Equity-based compensation expense	13	13	28	23
(Gain) loss on sale of equity method investments	—	(23)	—	(23)
Other	22	8	36	15
Changes in operating assets and liabilities:				
Accounts receivable	23	(35)	(380)	(172)
Income tax receivable	—	(1)	1	99
Prepaid expenses and other	13	(4)	15	18
Accounts payable and accrued liabilities	(8)	—	(21)	(26)
Income tax payable	(146)	—	(14)	—
Revenues and royalties payable	38	50	163	100
Other	—	—	(3)	(12)
Net cash provided by (used in) operating activities	1,707	954	2,959	1,578
Cash flows from investing activities:				
Drilling, completions and infrastructure additions to oil and natural gas properties	(445)	(356)	(863)	(645)
Additions to midstream assets	(23)	(10)	(42)	(17)
Property acquisitions	(85)	(75)	(381)	(421)
Proceeds from sale of assets	37	100	72	100
Funds held in escrow	—	1	12	51
Other	—	29	(30)	34
Net cash provided by (used in) investing activities	(516)	(311)	(1,232)	(898)
Cash flows from financing activities:				
Proceeds from borrowings under credit facilities	1,500	229	1,579	661
Repayments under credit facilities	(1,463)	(325)	(1,563)	(780)
Proceeds from senior notes	—	—	750	2,200
Repayment of senior notes	(365)	(191)	(1,865)	(2,107)
Proceeds from (repayments to) joint venture	(22)	(6)	(17)	(10)
Premium on extinguishment of debt	(2)	—	(49)	(166)
Repurchased shares under buyback program	(303)	—	(310)	—
Repurchased units under buyback program	(29)	(12)	(71)	(36)
Dividends to stockholders	(541)	(72)	(648)	(140)
Distributions to non-controlling interest	(63)	(24)	(110)	(41)
Financing portion of net cash received (paid) for derivative instruments	—	(17)	—	59
Other	(11)	(3)	(36)	(32)
Net cash provided by (used in) financing activities	(1,299)	(421)	(2,340)	(392)
Net increase (decrease) in cash and cash equivalents	(108)	222	(613)	288
Cash, cash equivalents and restricted cash at beginning of period	167	174	672	108
Cash, cash equivalents and restricted cash at end of period	$ 59	$ 396	$ 59	$ 396

Diamondback Energy, Inc.
Selected Operating Data
(unaudited)

	Three Months Ended June 30, 2022	Three Months Ended March 31, 2022	Three Months Ended June 30, 2021
Production Data:			
Oil (MBbls)	20,120	20,055	22,067
Natural gas (MMcf)	42,912	42,645	44,506
Natural gas liquids (MBbls)	7,349	7,161	7,047
Combined volumes (MBOE)[1]	34,621	34,324	36,532
Daily oil volumes (BO/d)	221,099	222,833	242,495
Daily combined volumes (BOE/d)	380,451	381,378	401,451
Average Prices:			
Oil ($ per Bbl)	$ 108.80	$ 97.03	$ 63.22
Natural gas ($ per Mcf)	$ 6.15	$ 3.61	$ 2.40
Natural gas liquids ($ per Bbl)	$ 40.69	$ 40.36	$ 23.41
Combined ($ per BOE)	$ 79.49	$ 69.60	$ 45.63
Oil, hedged ($ per Bbl)[2]	$ 97.32	$ 83.47	$ 49.85
Natural gas, hedged ($ per Mcf)[2]	$ 4.40	$ 3.31	$ 1.82
Natural gas liquids, hedged ($ per Bbl)[2]	$ 40.69	$ 40.36	$ 23.27
Average price, hedged ($ per BOE)[2]	$ 70.65	$ 61.30	$ 36.82
Average Costs per BOE:			
Lease operating expenses	$ 4.59	$ 4.34	$ 4.30
Production and ad valorem taxes	5.14	4.69	2.87
Gathering and transportation expense	1.76	1.72	1.53
General and administrative - cash component	0.75	0.61	0.63
Total operating expense - cash	$ 12.24	$ 11.36	$ 9.33
General and administrative - non-cash component	$ 0.38	$ 0.44	$ 0.36
Depletion	$ 8.84	$ 8.33	$ 7.83
Interest expense, net	$ 1.13	$ 1.17	$ 1.56

(1) Bbl equivalents are calculated using a conversion rate of six Mcf per one Bbl.

(2) Hedged prices reflect the effect of our commodity derivative transactions on our average sales prices and include gains and losses on cash settlements for matured commodity derivatives, which we do not designate for hedge accounting. Hedged prices exclude gains or losses resulting from the early settlement of commodity derivative contracts.

NON-GAAP FINANCIAL MEASURES ADJUSTED EBITDA Adjusted EBITDA is a supplemental non-GAAP financial measure that is used by management and external users of our financial statements, such as industry analysts, investors, lenders and rating agencies. The Company defines Adjusted EBITDA as net income (loss) attributable to Diamondback Energy, Inc., plus net income (loss) attributable to non-controlling interest ("net income (loss)") before non-cash (gain) loss on derivative instruments, net, interest expense, net, depreciation, depletion, amortization and accretion, depreciation and interest expense related to equity method investments, impairment and abandonments related to equity method investments, (gain) loss on sale of equity method investments, (gain) loss on extinguishment of debt, non-cash equity-based compensation expense, capitalized equity- based compensation expense, merger and integration expense, other non-cash transactions and provision for (benefit from) income taxes, if any. Adjusted EBITDA is not a measure of net income as determined by United States generally accepted accounting principles ("GAAP"). Management believes Adjusted EBITDA is useful because the measure allows it to more effectively evaluate the Company’s operating performance and compare the results of its operations from period to period without regard to its financing methods or capital structure. The Company adds the items listed above to net income (loss) to determine Adjusted EBITDA because these amounts can vary substantially from company to company within its industry depending upon accounting methods and book values of assets, capital structures and the method by which the assets were acquired. Adjusted EBITDA should not be considered as an alternative to, or more meaningful than, net income as determined in accordance with GAAP or as an indicator of the Company’s operating performance or liquidity. Certain items excluded from Adjusted EBITDA are significant components in understanding and assessing a company’s financial performance, such as a company’s cost of capital and tax structure, as well as the historic costs of depreciable assets. The Company’s computation of Adjusted EBITDA may not be comparable to other similarly titled measures of other companies or to such measure in our credit facility or any of our other contracts.

The following tables present a reconciliation of the GAAP financial measure of net income (loss) attributable to Diamondback Energy, Inc. to the non-GAAP financial measure of Adjusted EBITDA: Diamondback Energy, Inc. Reconciliation of Net Income (Loss) to Adjusted EBITDA (unaudited, in millions) Three Months Ended June 30, 2022 Three Months Ended March 31, 2022 Three Months Ended June 30, 2021 Net income (loss) attributable to Diamondback Energy, Inc. . $ 1,416 $ 779 $ 311 Net income (loss) attributable to non-controlling interest ................................................................................ 45 24 17 Net income (loss) ......................................................................... 1,461 803 328 Non-cash (gain) loss on derivative instruments, net ..... (199) 132 174 Interest expense, net ...................................................... 39 40 57 Depreciation, depletion, amortization and accretion ..... 330 313 341 Depreciation and interest expense related to equity method investments ....................................................... 16 14 10 Impairment and abandonments related to equity method investments ....................................................... 1 — — (Gain) loss on sale of equity method investments ......... — — (23) (Gain) loss on extinguishment of debt .......................... 4 54 — Non-cash equity-based compensation expense ............. 19 19 18 Capitalized equity-based compensation expense .......... (6) (4) (5) Merger and integration expenses ................................... — — 2 Other non-cash transactions .......................................... — 8 5 Provision for (benefit from) income taxes .................... 402 221 94 Consolidated Adjusted EBITDA ............................................... 2,067 1,600 1,001 Less: Adjustment for non-controlling interest ............... 75 49 30 Adjusted EBITDA attributable to Diamondback Energy, Inc. ............................................................................................... $ 1,992 $ 1,551 $ 971

ADJUSTED NET INCOME Adjusted net income is a non-GAAP financial measure equal to net income (loss) attributable to Diamondback Energy, Inc. plus net income (loss) attributable to non-controlling interest ("net income (loss)") adjusted for non-cash (gain) loss on derivative instruments, net, (gain) loss on sale of property, plant and equipment, impairment and abandonments related to equity method investments, (gain) loss on extinguishment of debt, other non-cash transactions and related income tax adjustments, if any. The Company’s computation of adjusted net income may not be comparable to other similarly titled measures of other companies or to such measure in our credit facility or any of our other contracts. Management believes Adjusted Net Income helps investors in the oil and natural gas industry to measure and compare the Company's performance to other oil and natural gas companies by excluding from the calculation items that can vary significantly from company to company depending upon accounting methods, the book value of assets and other non-operational factors. The following table presents a reconciliation of the GAAP financial measure of net income (loss) attributable to Diamondback Energy, Inc. to the non-GAAP measure of adjusted net income: Diamondback Energy, Inc. Adjusted Net Income (unaudited, $ in millions except per share data, shares in thousands) Three Months Ended June 30, 2022 Amounts Amounts Per Diluted Share Net income (loss) attributable to Diamondback Energy, Inc.(a) .......................................... $ 1,416 $ 7.93 Net income (loss) attributable to non-controlling interest ........................................... 45 0.25 Net income (loss)(a) ...................................................................................................................... 1,461 8.18 Non-cash (gain) loss on derivative instruments, net ................................................... (199) (1.13) Impairment and abandonments related to equity method investments ....................... 1 0.01 (Gain) loss on extinguishment of debt ........................................................................ 4 0.02 Adjusted net income excluding above items(a) ............................................................ 1,267 7.08 Income tax adjustment for above items ...................................................................... 42 0.24 Adjusted net income(a) ................................................................................................................. 1,309 7.32 Less: Adjusted net income attributable to non-controlling interest ............................. 45 0.25 Adjusted net income attributable to Diamondback Energy, Inc.(a) ......................................... $ 1,264 $ 7.07 ........................................................................................................................................ Weighted average common shares outstanding: Basic ......................................................................................................................................................... 176,570 Diluted ...................................................................................................................................................... 176,876 (a) The Company’s earnings (loss) per diluted share amount has been computed using the two-class method in accordance with GAAP. The two-class method is an earnings allocation which reflects the respective ownership among holders of common stock and participating securities. Diluted earnings per share using the two-class method is calculated as (i) net income attributable to Diamondback Energy, Inc, (ii) plus the reallocation of $13 million in earnings attributable to participating securities, divided by (iii) diluted weighted average common shares outstanding.

OPERATING CASH FLOW BEFORE WORKING CAPITAL CHANGES, FREE CASH FLOW AND ADJUSTED FREE CASH FLOW Operating cash flow before working capital changes, which is a non-GAAP financial measure representing net cash provided by operating activities as determined under GAAP without regard to changes in operating assets and liabilities. The Company believes operating cash flow before working capital changes is a useful measure of an oil and natural gas company’s ability to generate cash used to fund exploration, development and acquisition activities and service debt or pay dividends. The Company also uses this measure because adjusted operating cash flow relates to the timing of cash receipts and disbursements that the Company may not control and may not relate to the period in which the operating activities occurred. This allows the Company to compare its operating performance with that of other companies without regard to financing methods and capital structure. Free Cash Flow, which is a non-GAAP financial measure, is cash flow from operating activities before changes in working capital in excess of cash capital expenditures. Adjusted Free Cash Flow, which is a non-GAAP financial measure, is Free Cash Flow adjusted for early termination of commodity derivative contracts. The Company believes that Free Cash Flow and Adjusted Free Cash Flow are useful to investors as they provide measures to compare both cash flow from operating activities and additions to oil and natural gas properties across periods on a consistent basis as adjusted for non-recurring early settlements of commodity derivative contracts. These measures should not be considered as an alternative to, or more meaningful than, net cash provided by operating activities as an indicator of operating performance. The Company's computation of operating cash flow before working capital changes, Free Cash Flow and Adjusted Free Cash Flow may not be comparable to other similarly titled measures of other companies. The Company uses Free Cash Flow to reduce debt, as well as return capital to stockholders as determined by the Board of Directors.

The following tables present a reconciliation of net cash provided by operating activities to operating cash flow before working capital changes and to Free Cash Flow:

Diamondback Energy, Inc.
Operating Cash Flow Before Working Capital Changes, Free Cash Flow and Adjusted Free Cash Flow
(unaudited, in millions)

	Three Months Ended June 30,		Six Months Ended June 30,	
	2022	2021	2022	2021
Net cash provided by operating activities	$ 1,707	$ 954	$ 2,959	$ 1,578
Less: Changes in cash due to changes in operating assets and liabilities:				
Accounts receivable	23	(35)	(380)	(172)
Income tax receivable	—	(1)	1	99
Prepaid expenses and other	13	(4)	15	18
Accounts payable and accrued liabilities	(8)	—	(21)	(26)
Income tax payable	(146)	—	(14)	—
Revenues and royalties payable	38	50	163	100
Other	—	—	(3)	(12)
Total working capital changes	(80)	10	(239)	7
Operating cash flow before working capital changes	$ 1,787	$ 944	$ 3,198	$ 1,571
Drilling, completions and infrastructure additions to oil and natural gas properties	(445)	(356)	(863)	(645)
Additions to midstream assets	(23)	(10)	(42)	(17)
Total Cash CAPEX	(468)	(366)	(905)	(662)
Free Cash Flow	1,319	578	2,293	909
Early termination of derivatives	—	—	135	—
Adjusted Free Cash Flow	$ 1,319	$ 578	$ 2,428	$ 909

NET DEBT

The Company defines net debt as total debt less cash and cash equivalents. Net debt should not be considered an alternative to, or more meaningful than, total debt, the most directly comparable GAAP measure. Management uses net debt to determine the Company's outstanding debt obligations that would not be readily satisfied by its cash and cash equivalents on hand. The Company believes this metric is useful to analysts and investors in determining the Company's leverage position because the Company has the ability to, and may decide to, use a portion of its cash and cash equivalents to reduce debt.

Diamondback Energy, Inc.
Net Debt
(unaudited, in millions)

	June 30, 2022	Net Q2 Principal Borrowings/(Repayments)	March 31, 2022	December 31, 2021	September 30, 2021	June 30, 2021
			(in millions)			
Diamondback Energy, Inc.[a]	$ 4,206	$ (327)	$ 4,533	$ 5,277	$ 5,938	$ 6,373
Viper Energy Partners LP[a]	680	(48)	728	784	572	542
Rattler Midstream LP[a]	732	2	730	695	500	505
Total debt	5,618	$ (373)	5,991	6,756	7,010	7,420
Cash and cash equivalents	(43)		(149)	(654)	(457)	(344)
Net debt	$ 5,575		$ 5,842	$ 6,102	$ 6,553	$ 7,076

(a) Excludes debt issuance costs, discounts, premiums and fair value hedges.

DERIVATIVES

As of July 29, 2022, the Company had the following outstanding consolidated derivative contracts, including derivative contracts at Viper Energy Partners LP. The Company's derivative contracts are based upon reported settlement prices on commodity exchanges, with crude oil derivative settlements based on New York Mercantile Exchange West Texas Intermediate pricing and Crude Oil Brent pricing and with natural gas derivative settlements based on the New York Mercantile Exchange Henry Hub pricing. When aggregating multiple contracts, the weighted average contract price is disclosed.

	Crude Oil (Bbls/day, $/Bbl)					
	Q3 2022[(1)]	Q4 2022	Q1 2023	Q2 2023	Q3 2023	Q4 2023
Costless Collars - WTI (Cushing)	—	4,000	—	—	—	—
Long Put Price ($/Bbl)	—	$50.00	—	—	—	—
Ceiling Price ($/Bbl)	—	$128.01	—	—	—	—
Costless Collars - WTI (Magellan East Houston)	11,000	7,000	—	—	—	—
Long Put Price ($/Bbl)	$50.00	$50.00	—	—	—	—
Ceiling Price ($/Bbl)	$89.28	$95.55	—	—	—	—
Costless Collars - Crude Brent Oil	19,000	15,000	6,000	6,000	—	—
Long Put Price ($/Bbl)	$53.95	$55.00	$60.00	$60.00	—	—
Ceiling Price ($/Bbl)	$98.59	$103.06	$114.57	$114.57	—	—
Long Puts - WTI (Cushing)	10,000	8,000	6,000	—	—	—
Long Put Price ($/Bbl)	$47.00	$55.00	$55.00	—	—	—
Deferred Premium ($/Bbl)	$-1.22	$-1.54	$-1.87	—	—	—
Long Puts - WTI (Magellan East Houston)	20,000	20,000	10,000	8,000	2,000	—
Long Put Price ($/Bbl)	$50.50	$51.00	$52.00	$51.25	$55.00	—
Deferred Premium ($/Bbl)	$-1.84	$-1.81	$-1.77	$-1.77	$-1.86	—
Long Puts - Crude Brent Oil	69,000	69,000	37,000	29,000	9,000	—
Long Put Price ($/Bbl)	$50.87	$51.01	$51.89	$51.72	$51.11	—
Deferred Premium ($/Bbl)	$-1.79	$-1.78	$-1.74	$-1.81	$-1.91	—
Basis Swaps - WTI (Midland)	10,000	10,000	12,000	12,000	12,000	12,000
	$0.84	$0.84	$0.71	$0.71	$0.71	$0.71
Basis Spread Puts - WTI (Cushing) / Brent	50,000	50,000	—	—	—	—
Spread Price ($/Bbl)	$-10.40	$-10.40	—	—	—	—
Deferred Premium ($/Bbl)	$-0.78	$-0.78	—	—	—	—
Roll Swaps - WTI	55,000	55,000	—	—	—	—
	$0.89	$0.89	—	—	—	—

	Natural Gas (Mmbtu/day, $/Mmbtu)					
	Q3 2022	Q4 2022	Q1 2023	Q2 2023	Q3 2023	Q4 2023
Costless Collars - Henry Hub	380,000	380,000	350,000	310,000	290,000	290,000
Long Put Price ($/Mmbtu)	$2.79	$2.79	$3.12	$3.15	$3.16	$3.16
Ceiling Price ($/Mmbtu)	$6.24	$6.24	$8.81	$8.58	$8.64	$8.64
Natural Gas Basis Swaps - Waha Hub	330,000	330,000	350,000	350,000	330,000	330,000
	$-0.68	$-0.68	$-1.20	$-1.20	$-1.24	$-1.24

(1) During the third quarter of 2022, Viper paid $2.4 million related to the termination or restructuring of certain commodity derivative positions prior to their contractual maturities.

Investor Contact:
Adam Lawlis
+1 432.221.7467
alawlis@diamondbackenergy.com